UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CAFEPRESS INC.

(Name of Subject Company)

CAFEPRESS INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Fred E. Durham III

Chief Executive Officer

CafePress Inc.

11909 Shelbyville Road

Louisville, Kentucky 40243

(502) 995-2229

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Jorge A. del Calvo, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of CafePress Inc., a Delaware corporation (the “Company”), by Snapfish, LLC, a California limited liability company (“Parent”), pursuant to the terms of the Agreement and Plan of Merger dated September 28, 2018 (the “Merger Agreement”), among the Company, Parent and Snapfish Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

The information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on September 28, 2018 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This communication and the information incorporated herein by reference is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a tender offer statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “Tender Offer Materials”), each to be filed with the SEC by Parent. In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Parent and the Company expect to mail the Tender Offer Materials, as well as the Schedule 14D-9, to the Company’s stockholders. Any solicitation of offers to buy shares of the Company’s common stock will only be made pursuant to the Tender Offer Materials.

THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS AND THE SCHEDULE 14D-9, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by the Company, at the SEC’s website at www.sec.gov. In addition, such materials will be available for free from Parent or the Company by directing any requests to investor relations at Parent or the Company at the applicable phone number or email address below.

Parent Contacts

Snapfish, LLC

Jeffrey A. Sim

310-595-5651

jsim@snapfish-llc.com

Company Contacts

Media Relations:

CafePress Inc.

pr@cafepress.com

Investor Relations:

CafePress Inc.

Phil Milliner

502-822-7503

pmilliner@cafepress.com

Forward-Looking Statements

This communication may contain forward-looking statements, including statements with respect to the proposed tender offer and Merger, including anticipated timing, closing conditions and treatment of outstanding equity awards. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Parent may not receive sufficient number of shares tendered from the Company’s stockholders to complete the Offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Parent and the Company to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Parent or the Company; (5) the ability of Parent or the Company to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Parent’s ability to achieve the synergies and value expected from the transaction, as well as delays, challenges and expenses associated with integrating the Company with Parent’s existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in the Company’s most recent Quarterly Report on Form 10-Q, and more recent reports filed with the SEC. The Company cannot give assurance that the conditions to the transaction will be satisfied. Company does not undertake any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.